UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE

December 14, 2006

Via Fax and U.S. Mail

Mr. John Francis Greenhalgh
Securitisation Advisory Services Pty. Limited
Level 7, Martin Place
Sydney 2000, Australia

Re:	Securitisation Advisory Services Pty Limited
      Amendment No. 3 to Registration Statement on Form S-3
      Filed December 4, 2006
      File No. 333-136516

Dear Mr. Greenhalgh:

      We have reviewed your Amendment No. 3 to Registration Statement on Form S-3 filed on December 4, 2006 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

General
1. We note your response to our prior comment 4. From your disclosure and your response, it does not appear to us that Securitisation Advisory Services Pty Limited is the depositor under Regulation AB.
On a factual basis, please tell us which entity is responsible for receiving or purchasing and transferring or selling the pool assets to the issuing entity. Refer to Item 1101(e) of Regulation AB. It appears to us that Commonwealth Bank of Australia, the sponsor, may be the depositor. Refer to the second sentence of Item 1101(e) of Regulation AB. Please tell us why you do not believe Commonwealth Bank of Australia is the depositor. In your response, please address how, if at all, the transfer of assets between the Disposing Trust and
Acquiring Trust (discussed at page 5 of the base prospectus) affects your analysis of which entity you believe is the depositor. Consider adding these trusts to your structural diagram at page S-5.

Prospectus Supplement, page S-93
2. We note your response to our prior comment 5 and your revised disclosure here. Please clarify in your bracketed disclosure that the party you are referring to that Item 1114 information may be required for is a counterparty that could be contingently liable to provide payments supporting the money market notes to enable the notes to be
Rule 2a-7 eligble notes, as you have described on a supplemental basis in your response to us.


*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Please contact Daniel H. Morris at (202) 551-3314 or me at
(202)
551-3210 with any other questions.

								Sincerely,



								Susan C. Block
                                                Attorney-Advisor


cc:	Via Facsimile (212) 849-5555
	Paul A. Jorissen
	Mayer, Brown, Row & Maw